                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               _________________

                                   FORM 11-K

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 1993

                                       OR

[   ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
          ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______________ to _________________


COMMISSION FILE NUMBER 1-7629


A. Full title of the plan and address of the plan, if different from that of the issuer named below:


                        HOUSTON INDUSTRIES INCORPORATED

                                  SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        HOUSTON INDUSTRIES INCORPORATED

                                5 POST OAK PARK
                             4400 POST OAK PARKWAY
                              HOUSTON, TEXAS 77027

FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements:

   Independent Auditors' Report                                         Page  1

   Statement of Net Assets Available for Benefits,
   December 31, 1993                                                    Page  2

   Statement of Net Assets Available for Benefits,
   December 31, 1992                                                    Page  3

   Statement of Changes in Net Assets Available for
   Benefits for the Year Ended December 31, 1993                        Page  4

   Statement of Changes in Net Assets Available for
   Benefits for the Year Ended December 31, 1992                        Page  5

   Notes to Financial Statements for the Years Ended
   December 31, 1993 and 1992                                           Page  6

   Supplemental Schedule of Investments,
   December 31, 1993 (Item 27a)                                         Page 15

   Supplemental Schedule of Assets Purchased and Sold
   for the Year Ended December 31, 1993 (Item 27a)                      Page 19

   Supplemental Schedule of 5% Reportable Transactions
   for the Year Ended December 31, 1993 (Item 27d)                      Page 21

Pursuant to Item 4 of Form 11-K, the financial statements and schedules referred to above have been prepared in accordance with regulations of the Employee Retirement Income Security Act of 1974.

(b)  Exhibit:

     1 - Independent Auditors' Consent

                          INDEPENDENT AUDITORS' REPORT
                          ============================

Houston Industries Incorporated Savings Plan:

We have audited, by fund and in total, the accompanying statements of net assets available for benefits of the Houston Industries Incorporated Savings Plan (the "Plan") as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, by fund and in total, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) investments as of December 31, 1993, (2) assets purchased and sold for the year ended December 31, 1993, and (3) 5% reportable transactions for the year ended December 31, 1993 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1993 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche


DELOITTE & TOUCHE

Houston, Texas
June 15, 1994

                  HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN
                  ============================================
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                               DECEMBER 31, 1993

                                          PARTICIPANT INVESTMENT FUNDS
                              -----------------------------------------------------
                                             ALLOCATED
                                   A            ESOP           B             C
                              ------------  ------------  ------------  -----------

ASSETS

INVESTMENTS (Note 1)

 Common Stock (Notes 4 and 8) $315,880,671  $ 53,039,534
 Mutual Funds                                             $ 55,123,859
 Common/Collective Trusts                                   52,346,554
 U.S. Government Obligations                                            $ 3,240,827
 U.S. Government Agencies                                                 5,594,623
 Corporate Bonds and Notes                                                5,004,642
 Cash Equivalents (Note 4)       2,704,513       656,133     1,985,455      609,929
                              ------------  ------------  ------------  -----------
   Total                       318,585,184    53,695,667   109,455,868   14,450,021
                              ------------  ------------  ------------  -----------
PARTICIPANT LOANS               13,411,434                   9,160,250    1,186,568
                              ------------  ------------  ------------  -----------
RECEIVABLES
 Dividends and Interest
  (Note 1)                       4,987,848       836,798     2,078,791      201,197
 Contributions (Note 2)
   Employers                                   1,335,002
   Participants                    570,924                     538,003       70,575
                              ------------  ------------  ------------  -----------
   Total                         5,558,772     2,171,800     2,616,794      271,772
                              ------------  ------------  ------------  -----------
CASH                                     1                     200,001
                              ------------  ------------  ------------  -----------
TOTAL ASSETS                   337,555,391    55,867,467   121,432,913   15,908,361
                              ------------  ------------  ------------  -----------
LIABILITIES
PAYABLES (Note 2)
 Forfeits to ESOP                    5,267
 Administrative Expenses                                        40,727       11,191
 ESOP Loans from Company
                              ------------  ------------  ------------  -----------
TOTAL LIABILITIES                    5,267                      40,727       11,191
                              ------------  ------------  ------------  -----------
NET ASSETS AVAILABLE FOR
 BENEFITS                     $337,550,124  $ 55,867,467  $121,392,186  $15,897,170
                              ============  ============  ============  ===========

                              PARTICIPANT INVESTMENT FUNDS
                              ----------------------------
                                                          UNALLOCATED
                                   D          TOTAL          ESOP         TOTAL
                              -----------  ------------  ------------  ------------
ASSETS
INVESTMENTS (Note 1)
 Common Stock (Notes 4 and 8               $368,920,205  $396,128,034  $765,048,239
 Mutual Funds                                55,123,859                  55,123,859
 Common/Collective Trusts                    52,346,554                  52,346,554
 U.S. Government Obligations                  3,240,827                   3,240,827
 U.S. Government Agencies                     5,594,623                   5,594,623
 Corporate Bonds and Notes                    5,004,642                   5,004,642
 Cash Equivalents (Note 4)    $13,377,022    19,333,052     3,896,119    23,229,171
                              -----------  ------------  ------------  ------------
   Total                       13,377,022   509,563,762   400,024,153   909,587,915
                              -----------  ------------  ------------  ------------
PARTICIPANT LOANS               2,835,124    26,593,376                  26,593,376
                              -----------  ------------  ------------  ------------
RECEIVABLES
 Dividends and Interest
  (Note 1)                         38,872     8,143,506     6,247,881    14,391,387
 Contributions (Note 2)
   Employers                                  1,335,002                   1,335,002
   Participants                    74,221     1,253,723                   1,253,723
                              -----------  ------------  ------------  ------------
   Total                          113,093    10,732,231     6,247,881    16,980,112
                              -----------  ------------  ------------  ------------
CASH                                            200,002                     200,002
                              -----------  ------------  ------------  ------------
TOTAL ASSETS                   16,325,239   547,089,371   406,272,034   953,361,405
                              -----------  ------------  ------------  ------------
LIABILITIES
PAYABLES (Note 2)
 Forfeits to ESOP                                 5,267                       5,267
 Administrative Expenses                         51,918                      51,918
 ESOP Loans from Company                                  332,488,713   332,488,713
                              ------------  -----------   -----------  ------------
TOTAL LIABILITIES                                57,185   332,488,713   332,545,898
                              ------------  ------------  -----------  ------------


NET ASSETS AVAILABLE FOR
 BENEFITS                     $16,325,239  $547,032,186  $ 73,783,321  $620,815,507
                              ===========  ============  ============  ============

                       See notes to financial statements

                  HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN
                  ============================================
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                               DECEMBER 31, 1992

                                          PARTICIPANT INVESTMENT FUNDS
                             -----------------------------------------------------
                                             ALLOCATED
                                   A            ESOP           B            C
                             -------------  ------------  -----------  -----------
ASSETS
INVESTMENTS (Note 1)
 Common Stock (Notes 4 and 8)$283,612,416    $33,736,842
 Mutual Funds                                             $36,656,680
 Common/Collective Trusts                                  49,847,881
 U.S. Government Obligations                                           $ 4,065,206
 U.S. Government Agencies                                                2,902,223
 Corporate Bonds and Notes                                               4,004,367
 Cash Equivalents (Note 4)      3,692,380        367,820    1,631,745    1,540,375
                             ------------   ------------  -----------  -----------
   Total                      287,304,796     34,104,662   88,136,306   12,512,171
                             ------------   ------------  -----------  -----------
PARTICIPANT LOANS              11,707,581                   7,723,947    1,177,461
                             ------------   ------------  -----------  -----------
RECEIVABLES
 Dividends and Interest
  (Note 1)                         20,507            890      621,937       91,723
 Contributions (Note 2)
   Employers                                   1,333,071
   Participants                   517,916                     672,033       84,125
 Inter Fund
                              -----------   ------------  -----------  -----------
   Total                          538,423      1,333,961    1,293,970      175,848
                             ------------   ------------  -----------  -----------
CASH                                   70
                             ------------   ------------  -----------  -----------
TOTAL ASSETS                  299,550,870     35,438,623   97,154,223   13,865,480
                             ------------   ------------  -----------  -----------
LIABILITIES
PAYABLES (Note 2)
 Forfeits to ESOP                 (13,323)
 Affiliate Plan                    46,589          5,830       29,548        6,890
 Administrative Expenses                                       40,297        9,672
 ESOP Loans from Company
 Inter Fund                                      465,632
                             ------------   ------------  -----------  -----------
TOTAL LIABILITIES                  33,266        471,462       69,845       16,562
                             ------------   ------------  -----------  -----------
NET ASSETS AVAILABLE FOR
 BENEFITS                    $299,517,604   $ 34,967,161  $97,084,378  $13,848,918
                             ============   ============  ===========  ===========

                             PARTICIPANT INVESTMENT FUNDS
                             ---------------------------
                                                         UNALLOCATED
                                  D           TOTAL          ESOP         TOTAL
                             -----------  -------------  ------------  -----------
ASSETS
INVESTMENTS (Note 1)
 Common Stock (Notes 4 and 8)             $317,349,258   $397,302,823  $714,652,081
 Mutual Funds                               36,656,680                   36,656,680
 Common/Collective Trusts                   49,847,881                   49,847,881
 U.S. Government Obligations                 4,065,206                    4,065,206
 U.S. Government Agencies                    2,902,223                    2,902,223
 Corporate Bonds and Notes                   4,004,367                    4,004,367
 Cash Equivalents (Note 4)   $13,333,633    20,565,953      2,175,000    22,740,953
                             -----------  ------------   ------------  ------------
   Total                      13,333,633   435,391,568    399,477,823   834,869,391
                             -----------  ------------   ------------  ------------
PARTICIPANT LOANS              2,674,785    23,283,774                   23,283,774
                             -----------  ------------   ------------  ------------
RECEIVABLES
 Dividends and Interest
  (Note 1)                        56,252       791,309         13,630       804,939
 Contributions (Note 2)
   Employers                                 1,333,071                    1,333,071
   Participants                  104,210     1,378,284                    1,378,284
 Inter Fund                                                   465,632       465,632
                             -----------  ------------  -------------  ------------
   Total                         160,462     3,502,664        479,262     3,981,926
                             -----------  ------------  -------------  ------------
CASH                                                70                           70
                             -----------  ------------  -------------  ------------
TOTAL ASSETS                  16,168,880   462,178,076    399,957,085   862,135,161
                             -----------  ------------  -------------  ------------
LIABILITIES
PAYABLES (Note 2)
 Forfeits to ESOP                              (13,323)                     (13,323)
 Affiliate Plan                    2,270        91,127                       91,127
 Administrative Expenses          13,969        63,938                       63,938
 ESOP Loans from Company                                  332,488,713   332,488,713
 Inter Fund                                    465,632                      465,632
                             -----------  ------------  -------------  ------------
TOTAL LIABILITIES                 16,239       607,374    332,488,713   333,096,087
                             -----------  ------------  -------------  ------------
NET ASSETS AVAILABLE FOR
 BENEFITS                    $16,152,641  $461,570,702   $ 67,468,372  $529,039,074
                             ===========  ============   ============  ============

                       See notes to financial statements

                  HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN
                  ============================================

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1993


                                           PARTICIPANT INVESTMENT FUNDS
                             --------------------------------------------------------
                                             ALLOCATED
                                  A            ESOP             B             C
                             ------------  -------------  -------------  ------------
INVESTMENT INCOME (Note 1)
 Dividends
   Common Stock (Note 4)     $ 24,090,174  $  3,527,272
   Mutual Funds                                           $  3,047,644
 Interest (Note 4)                168,074        17,005        143,475   $   994,153
NET APPRECIATION IN FAIR
 VALUE OF INVESTMENTS
 (Notes 4 and 8)               11,153,454     1,846,143     12,307,693        28,643
                             ------------  ------------   ------------   -----------
 Total                         35,411,702     5,390,420     15,498,812     1,022,796
                             ------------  ------------   ------------   -----------
CONTRIBUTIONS (Note 2)
 Participants                  14,294,697                   13,559,271     1,757,726
 Employers
   Allocations of ESOP Stock                 13,298,087
   Cash                                       3,159,045
 ESOP Contributions
                             ------------  ------------   ------------   -----------
   Total                       14,294,697    16,457,132     13,559,271     1,757,726
                             ------------  ------------   ------------   -----------
INTEREST ON PARTICIPANT LOANS     849,938                      775,491        85,996
                             ------------  ------------   ------------   -----------
FUND TRANSFERS
 (To) From Affiliate Plan         (53,937)      (42,200)        22,579        (2,173)
 (To) From Other Funds            881,756       (10,860)       523,320        76,173
                             ------------  ------------   ------------   -----------
 Total                            827,819       (53,060)       545,899        74,000
                             ------------  ------------   ------------   -----------
ADMINISTRATIVE EXPENSES
 (Note 2)                                                     (211,859)      (63,875)
                             ------------  ------------   ------------   -----------
BENEFIT PAYMENTS
 (Notes 2 and 5)              (13,351,636)     (894,186)    (5,859,806)     (828,391)
                             ------------  ------------   ------------   -----------
INTEREST ON ESOP LOANS
                             ------------  ------------   ------------   -----------
INCREASE IN NET ASSETS
AVAILABLE FOR BENEFITS         38,032,520    20,900,306     24,307,808     2,048,252
                             ------------  ------------   ------------   -----------
NET ASSETS AVAILABLE FOR
 BENEFITS:
 BEGINNING OF YEAR            299,517,604    34,967,161     97,084,378    13,848,918
                             ------------  ------------   ------------   -----------
 END OF YEAR                 $337,550,124  $ 55,867,467   $121,392,186   $15,897,170
                             ============  ============   ============   ===========


                             PARTICIPANT INVESTMENT FUNDS
                             ----------------------------
                                                           UNALLOCATED
                                  D            TOTAL          ESOP           TOTAL
                             ------------  -------------  -------------  -------------
INVESTMENT INCOME (Note 1)
 Dividends
   Common Stock (Note 4)                   $ 27,617,446   $ 31,767,683   $ 59,385,129
   Mutual Funds                               3,047,644                     3,047,644
 Interest (Note 4)           $   435,955      1,758,662         82,156      1,840,818
NET APPRECIATION IN FAIR
 VALUE OF INVESTMENTS
 (Notes 4 and 8)                             25,335,933     14,644,259     39,980,192
                             -----------   ------------   ------------   ------------
 Total                           435,955     57,759,685     46,494,098    104,253,783
                             -----------   ------------   ------------   ------------
CONTRIBUTIONS (Note 2)
 Participants                  2,069,571     31,681,265                    31,681,265
 Employers
   Allocations of ESOP Stock                 13,298,087    (13,298,087)
   Cash                                       3,159,045                     3,159,045
 ESOP Contributions                                          5,508,457      5,508,457
                             -----------   ------------   ------------   ------------
   Total                       2,069,571     48,138,397     (7,789,630)    40,348,767
                             -----------   ------------   ------------   ------------
INTEREST ON PARTICIPANT LOANS    134,680      1,846,105                     1,846,105
                             -----------   ------------   ------------   ------------
FUND TRANSFERS
 (To) From Affiliate Plan        (29,943)      (105,674)                     (105,674)
 (To) From Other Funds        (1,470,389)
                             -----------   ------------   ------------   ------------
 Total                        (1,500,332)      (105,674)                     (105,674)
                             -----------   ------------   ------------   ------------
ADMINISTRATIVE EXPENSES
 (Note 2)                        (30,818)      (306,552)                     (306,552)
                             -----------   ------------   ------------   ------------
BENEFIT PAYMENTS
 (Notes 2 and 5)                (936,458)   (21,870,477)                  (21,870,477)
                             -----------   ------------   ------------   ------------
INTEREST ON ESOP LOANS                                     (32,389,519)   (32,389,519)
                             -----------   ------------   ------------   ------------
INCREASE IN NET ASSETS
AVAILABLE FOR BENEFITS           172,598     85,461,484      6,314,949     91,776,433
                             -----------   ------------   ------------   ------------
NET ASSETS AVAILABLE FOR
 BENEFITS:
 BEGINNING OF YEAR            16,152,641    461,570,702     67,468,372    529,039,074
                             -----------   ------------   ------------   ------------
 END OF YEAR                 $16,325,239   $547,032,186   $ 73,783,321   $620,815,507
                             ===========   ============   ============   ============

                       See notes to financial statements.

                  HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN
                  ============================================

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1992

                                          PARTICIPANT INVESTMENT FUNDS
                             ---------------------------------------------------------
                                              ALLOCATED
                                   A            ESOP            B              C
                             -------------  -------------  ------------  -------------
INVESTMENT INCOME (Note 1)
 Dividends
   Common Stock (Note 4)     $ 19,199,106   $  1,635,024
   Mutual Funds                                            $ 1,647,511
 Interest (Note 4)                296,453         16,444       276,635   $    978,957
NET APPRECIATION IN FAIR
 VALUE OF INVESTMENTS
 (Notes 4 and 8)                8,225,201      1,347,267     6,389,146        163,689
                             ------------   ------------   -----------   ------------
 Total                         27,720,760      2,998,735     8,313,292      1,142,646
                             ------------   ------------   -----------   ------------
CONTRIBUTIONS (Note 2)
 Participants                  12,961,093                   13,519,190      1,706,260
 Employers
   Allocations of ESOP Stock                  13,774,804
   Cash                                        2,346,343
 ESOP Contributions
                             ------------   ------------   -----------   ------------
   Total                       12,961,093     16,121,147    13,519,190      1,706,260
                             ------------   ------------   -----------   ------------
INTEREST ON PARTICIPANT LOANS     748,963                      744,704         83,196
                             ------------   ------------   -----------   ------------
FUND TRANSFERS
 (To) Affiliate Plan              (36,914)        (7,003)      (29,219)        (6,282)
 (To) From Other Funds            554,656        (14,708)    1,849,347       (470,260)
                             ------------   ------------   -----------   ------------
 Total                            517,742        (21,711)    1,820,128       (476,542)
                             ------------   ------------   -----------   ------------
ADMINISTRATIVE EXPENSES
 (Note 2)                                                     (234,084)       (61,311)
                             ------------   ------------   -----------   ------------
BENEFIT PAYMENTS
 (Notes 2 and 5)              (57,949,830)    (3,058,142)  (19,911,182)    (2,615,031)
                             ------------   ------------   -----------   ------------
INTEREST ON ESOP LOANS
                             ------------   ------------   -----------   ------------
INCREASE (DECREASE) IN NET
 ASSETS AVAILABLE FOR
 BENEFITS                     (16,001,272)    16,040,029     4,252,048       (220,782)
                             ------------   ------------   -----------   ------------
NET ASSETS AVAILABLE FOR
 BENEFITS:
 BEGINNING OF YEAR            315,518,876     18,927,132    92,832,330     14,069,700
                             ------------   ------------   -----------   ------------
 END OF YEAR                 $299,517,604   $ 34,967,161   $97,084,378   $ 13,848,918
                             ============   ============   ===========   ============


                             PARTICIPANT INVESTMENT FUNDS
                             ----------------------------
                                                           UNALLOCATED
                                  D            TOTAL          ESOP           TOTAL
                             ------------  -------------  -------------  -------------
INVESTMENT INCOME (Note 1)
 Dividends
   Common Stock (Note 4)                    $ 20,834,130   $ 26,384,161   $ 47,218,291
   Mutual Funds                                1,647,511                     1,647,511
 Interest (Note 4)           $    569,344      2,137,833         93,828      2,231,661
NET APPRECIATION IN FAIR
 VALUE OF INVESTMENTS
 (Notes 4 and 8)                              16,125,303     13,935,682     30,060,985
                             ------------   ------------   ------------   ------------
 Total                            569,344     40,744,777     40,413,671     81,158,448
                             ------------   ------------   ------------   ------------
CONTRIBUTIONS (Note 2)
 Participants                   2,493,424     30,679,967                    30,679,967
 Employers
   Allocations of ESOP Stock                  13,774,804    (13,774,804)
   Cash                                        2,346,343                     2,346,343
 ESOP Contributions                                           5,000,959      5,000,959
                             ------------   ------------   ------------   ------------
   Total                        2,493,424     46,801,114     (8,773,845)    38,027,269
                             ------------   ------------   ------------   ------------
INTEREST ON PARTICIPANT LOANS     149,487      1,726,350                     1,726,350
                             ------------   ------------   ------------   ------------
FUND TRANSFERS
 (To) Affiliate Plan               (2,270)       (81,688)                      (81,688)
 (To) From Other Funds         (1,919,035)
                             ------------   ------------   ------------   ------------
 Total                         (1,921,305)       (81,688)                      (81,688)
                             ------------   ------------   ------------   ------------
ADMINISTRATIVE EXPENSES
 (Note 2)                         (51,365)      (346,760)                     (346,760)
                             ------------   ------------   ------------   ------------
BENEFIT PAYMENTS
 (Notes 2 and 5)               (3,561,236)   (87,095,421)                  (87,095,421)
                             ------------   ------------   ------------   ------------
INTEREST ON ESOP LOANS                                      (32,932,570)   (32,932,570)
                             ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET
 ASSETS AVAILABLE
 FOR BENEFITS                  (2,321,651)     1,748,372     (1,292,744)       455,628
                             ------------   ------------   ------------   ------------
NET ASSETS AVAILABLE FOR
 BENEFITS:
 BEGINNING OF YEAR             18,474,292    459,822,330     68,761,116    528,583,446
                             ------------   ------------   ------------   ------------
 END OF YEAR                 $ 16,152,641   $461,570,702   $ 67,468,372   $529,039,074
                             ============   ============   ============   ============

                       See notes to financial statements.

                  HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN
                  ============================================

                         NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1992
                 ----------------------------------------------

1.   ACCOUNTING POLICIES

     In accordance with the provisions of the Houston Industries Incorporated Savings Plan (Plan), the financial records of the Plan are generally kept and the valuations of accounts of participating employees (Participants) are determined on the cash basis. The accompanying financial statements of the Plan are presented on the accrual basis and, accordingly, memorandum entries have been made to the accounting records of the Plan to reflect the accrual of dividends and interest earned but not received and administrative expenses incurred but not paid. Dividend income includes five quarterly dividends of $0.75 per share due to a change in the timing of Houston Industries Incorporated's Board of Directors' declaration of dividends. Dividend payout was $3.00 per share in 1993.

     The Plan recognizes net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements. Fair value for securities listed on a national exchange is principally determined using the last recorded sales price. Fair value for mutual funds is determined using net asset value. Fair value for common/collective trusts is determined using unit values as reported by the common/collective trusts' sponsors.

     Certain amounts in the 1992 financial statements have been reclassified to conform with the 1993 presentation.

2.   SUMMARY OF THE PLAN

     The Plan was amended and restated effective January 1, 1994. See Note 7 for a description of the changes to the Plan.

Investment Program
- - ------------------

     The Plan has four investment funds, Funds A, B, C and D (Funds), as follows:

FUND A: Invested and reinvested in shares of common stock of Houston Industries Incorporated (Company).

FUND B: Invested and reinvested in, directly or indirectly through collective investment media such as mutual funds and any common, collective, group or commingled trust fund that invests primarily in, (i) common stock and preferred stock and limited partnership interests, (ii) leaseholds, fees and other interests in real estate, (iii) income-producing debt securities or (iv) other evidences of ownership of, or interest in, any property, such as trust and participation certificates and conditional sale agreements, all exclusive of direct investment in securities of the Company. It is intended that the assets of Fund B be predominantly invested in equity securities and/or real estate. Investment practices and techniques that may be utilized in Fund B include but are not limited to (i) securities lending, (ii) investments in futures contracts, forwards contracts, and options, (iii) swap agreements and (iv) indexed securities in which value is linked to currencies, interest rates, commodities indices, or other financial indicators.

FUND C: Invested and reinvested in, directly or indirectly through collective investment media such as mutual funds and any common, collective, group or commingled trust fund that invests primarily in income-producing debt securities including but not limited to (i) obligations issued or fully guaranteed by the United States of America or any agency thereof, (ii) debt securities issued by corporations, partnerships, trans-national organizations or other entities,
(iii) interests in notes secured by mortgages on real estate and equity interests in real estate, (iv) asset-backed securities, (v) debt securities issued by foreign governments or any agency thereof or (vi) demand or time deposits, repurchase agreements or commercial paper. Investment practices and techniques that may be utilized in Fund C include but are not limited to (i) securities lending, (ii) investments in futures contracts, forwards contracts, and options, (iii) swap agreements, and (iv) indexed securities in which value is linked to currencies, interest rates, commodities indices, or other financial indicators.

FUND D: Invested and reinvested in, directly or indirectly through collective investment media such as mutual funds and any common, collective, group or commingled trust fund that invests primarily in, (i) money market or other short-term investments (including but not limited to repurchase agreements, bankers acceptances, certificates of deposit, commercial paper, demand or time deposits, obligations issued or fully guaranteed by the United States of America or any agency thereof, securities with an interest rate or dividend rate that resets to a market-based rate within one year from the date of issuance or the most recent date on which interest rates or dividend rates were set, medium-to long-term securities which at the time of purchase have less than one year to maturity and other securities which at the time of purchase have less than one year to maturity) or (ii) annuity or investment contracts with life insurance companies or other financial institutions under which certain guaranteed interest is provided and a repayment of the principal amount is guaranteed.

     Pending the acquisition of an investment in an orderly manner for the Funds, the Trustee (as hereinafter defined) and the ESOP Trustee (as hereinafter defined) may temporarily hold funds uninvested or in repurchase agreements, bankers acceptances, certificates of deposit, commercial paper, demand or time deposits, obligations issued or fully guaranteed by the United States of America or any agency thereof, master notes or like holdings either separately or through the medium of a common, collective, group or commingled trust fund that invests primarily in such investments.

     The assets of the Plan are held in trust by Texas Commerce Bank National Association (Trustee) and State Street Bank and Trust Company (ESOP Trustee). The Benefits Committee (Committee) (formerly the Compensation and Benefits Committee) appointed by the Board of Directors of the Company, as the administrator of the Plan, has appointed independent investment managers to manage all or a portion of the assets of Funds B, C and D. The Committee has also retained an investment consultant to provide investment advice with respect to Funds B, C and D. The fees charged by the investment managers and the consultant are paid by the Trustee out of Funds B, C and D.

     In 1993 and 1992, a Participant had the right to direct the Trustee to invest his contributions, but not matching contributions made by his employer (Employer Contributions), in accordance with one of ten options.

At December 31, 1993 and 1992, the respective number of Participants in the Plan selecting the options set forth below are as follows:

                                     Number of Participants
                                     ----------------------
Investment Option                       1993        1992
- - -----------------------------------  ----------  ----------

  100% in Fund A...................       2,645       2,962
  100% in Fund B...................       1,768       2,081
  100% in Fund C...................          77         102
  100% in Fund D...................         193         289
  50% in Fund A and 50% in Fund B..       2,994       3,307
  50% in Fund A and 50% in Fund C..         272         282
  50% in Fund A and 50% in Fund D..         353         495
  50% in Fund B and 50% in Fund C..         497         546
  50% in Fund B and 50% in Fund D..         587         806
  50% in Fund C and 50% in Fund D..         115         164

   In 1993 and 1992, all Employer Contributions were invested in the ESOP (as hereinafter defined).

   Employee Stock Ownership Plan
   -----------------------------

   In October 1990, the Plan was amended and restated to add an employee stock ownership component (ESOP) to the Plan. In connection with the ESOP, the Company also executed an ESOP Trust Agreement (ESOP Trust) between the Company and the ESOP Trustee.

   The ESOP is a funding mechanism for a portion of the Employer Contributions to the Plan. The ESOP Trustee purchased shares of the Company's common stock in open market transactions with funds provided by loans (Loans) from the Company. The ESOP Trustee completed the purchases of shares of the Company's common stock in December 1991 after purchasing 9,381,092 shares at a cost of approximately $350 million. At December 31, 1993 and 1992, the balance of the Loans was approximately $332 million. The Loans bear interest at a fixed rate of 9.783%. The Loans are expected to be repaid over a period of up to twenty years. Although prepayments of principal are permitted, no principal repayments are required until 1997.

   The Company will make periodic cash contributions to the unallocated ESOP (ESOP Contributions). The ESOP Contributions, together with the earnings received by the ESOP Trustee, will be used to pay principal and interest on the Loans. As debt service payments on the Loans are made, the Company will release shares of common stock from the pledge securing the Loans and such shares will be allocated to Participants' accounts as Employer Contributions. No allocated shares will serve as collateral for the Loans. In addition to the ESOP Contributions, the Company may elect to make Employer Contributions to the Allocated ESOP (as hereinafter defined) in the form of cash which may be used to purchase shares of the Company's common stock in the open market.

   That portion of the ESOP which has been allocated to Participants (Allocated
ESOP) as Employer Contributions and that portion of the ESOP which has not been allocated to Participants (Unallocated ESOP) are presented separately in the financial statements.

Funding
- - -------

   Contributions to the Plan are made by Participants and by the Company and each subsidiary of the Company that has adopted the Plan (Employers). Each Participant may contribute to the Plan annually an amount equal to any whole percent up to and including 6% of his total compensation. In 1993 and 1992, this amount, referred to as the Participant's "Basic Contributions", could be made up of Pre-tax and After-tax Contributions (as hereinafter defined), provided that the total amount contributed was less than or equal to 6% of the Participant's compensation. Employer Contributions are in an amount equal to 70% of Participants' Basic Contributions.

   In 1993 and 1992, each Participant could make excess contributions annually to the Plan in an amount equal to any whole percent up to and including 10% of his total compensation. This amount, referred to as the Participant's "Excess Contributions", could be made up of Pre-tax and After-tax Contributions, provided that the total amount contributed was less than or equal to 10% of the Participant's compensation. Employers do not match excess contributions.

   In 1993 and 1992, Participants could make their contributions to the Plan through (i) payroll deductions (After-tax Contributions), (ii) salary deferral (Pre-tax Contributions) or (iii) a combination of After-Tax and Pre-tax Contributions.

   Pre-tax Contributions made to the Plan by salary deferral decrease a Participant's income for federal income tax purposes by the amount of the Participant's Pre-tax Contributions. Pre-tax Contributions are, however, subject to Federal Insurance Contributions Act withholding tax.

   The maximum amount that a taxpayer may elect to defer as a Pre-tax Contribution for any taxable year under all cash or deferred arrangements (such as the Plan) in which the taxpayer participates was limited to $8,994 in 1993 and $8,728 in 1992. The maximum limit for 1994 is $9,240, to be adjusted annually thereafter for inflation. If the total amount of Pre-tax Contributions exceeds the maximum limit during any calendar year, such excess will be included in the taxpayer's gross income for the year to which the deferrals relate, and will be returned to the Participant, plus any income or minus any loss allocable thereto, by April 15 of the following year.

Participation
- - -------------

   Any eligible employee of an Employer may participate in the Plan beginning on any January 1 if he was employed by an Employer on or before the immediately preceding October 1. Ineligible employees include persons not regularly and principally employed by an Employer and leased employees. If an individual is transferred to eligible employment covered by the Plan from employment not covered by the Plan, he shall be eligible to participate in the Plan on the date of his transfer if he was employed on or before the October 1 in the year preceding his transfer. Former Participants who are reemployed by an Employer may recommence participation in the Plan immediately, and their vesting service and any portion of their interest in the Employer Contributions that was forfeited will be reinstated.

Distributions and Forfeitures
- - -----------------------------

   A terminated Participant or the beneficiary of a deceased Participant is entitled to a distribution of the value of the Participant's entire account in case of disability, voluntary early retirement as described in the Plan, retirement at or after age 65 or death. A Participant's surviving spouse is deemed to be the Participant's beneficiary unless the Participant has provided the Committee with a written designation of another beneficiary or beneficiaries. Such written designation must contain the spouse's written consent. In case of termination of service for other reasons, a Participant is entitled to a distribution of the value of his contribution account plus the vested portion of his Employer Contribution account. Vesting is determined by vesting service years in accordance with the following schedule:

Vesting Service                        Vested
Years*                               Percentage
- - -----------------------------------  ----------

         Less than two.............           0
         Two but less than three...          20
         Three but less than four..          40
         Four but less than five...          60
         Five but less than six....          80
         Six or more...............         100
                                            ---

               *Generally, a vesting service year will be a Plan year during which a Participant completes at least 1,000 hours of service.

  Any portion of the value of Employer Contributions not vested will be forfeited. The amount forfeited by a Participant is applied so as to reduce the respective Employer's subsequent contribution to the Plan. Forfeitures in 1993 and 1992 were approximately $161,000 and $643,500, respectively.

  A terminated Participant must make a written request to receive a final distribution from the Plan. The written request may be made at any time, but must be made no later than the end of the year in which the terminated Participant attains the age of 65. If no request is received by the end of the year in which the terminated Participant attains age 65, an automatic distribution will be made to the terminated Participant and mailed to his last known address. If the vested value of the Participant's account does not exceed $3,500, as valued as of the last day of the month preceding termination, an automatic distribution will be made to the terminated Participant. Payments to a beneficiary will be made as soon as practicable after the Participant's death and if the distribution is more than $3,500, the beneficiary must consent to the distribution.

  An alternate payee may also receive a distribution from the Plan pursuant to a "Qualified Domestic Relations Order".

Withdrawals and Loans
- - ---------------------

  A Participant may make in-service withdrawals from amounts attributable to his After-tax Contributions and may borrow against amounts attributable to his Pre-tax Contributions. The loans bear interest at a rate determined by the Committee on a uniform and consistent basis and set forth in written procedures promulgated by the Committee as required by applicable governmental regulations. The maximum amount that a Participant may borrow from his Pre-tax Contribution account is the lesser of (i) $50,000, reduced by the excess, if any, of the highest outstanding balance of loans to the Participant from all plans maintained by the Company or an affiliated entity during the one-year period ending on the day before the date on which such loan is made over the outstanding balance of such loans from the plans on the date on which such loan is made, (ii) 50% of the value of the Participant's vested account balance under the Plan, or (iii) 100% of the value of the Participant's Pre-tax Contribution account. The loans are to be secured by the pledge of a portion of the Participant's right, title and value of the Participant's vested account balance under the Plan as determined immediately after the loan is made. Loans may be repaid over a period of up to four years. No loan will be made in a sum less than $500.

Diversification of Investments
- - ------------------------------

  A Participant who is 55 years or older and who has participated in the Plan for at least ten years has the option to diversify the investments in his ESOP account and his Employer Contribution account by transferring up to 25% of the balances of those accounts (less any amount already transferred) to any of the other three Funds. After five years of eligibility to make such transfers, the maximum percentage increases to 50% (less any amount already transferred). Elections must be made in the first 90 days of a year. A Participant may make this election annually, and second or subsequent elections will cause transfers only to the extent the election exceeds amounts previously transferred.

Termination of the Plan
- - -----------------------

  The Company may terminate the Plan at any time and must give written notice to the Trustee. In the event of termination of the Plan, the assets held by the Trustee under the Plan will be valued and fully vested, and each Participant will be entitled to distributions respecting his account.

3.  FEDERAL INCOME TAXES

  No provision for federal income taxes has been made in the financial statements of the Plan. Prior to the amendment and restatement of the Plan to include the ESOP, the Internal Revenue Service determined and informed the Company by a letter dated March 26, 1990 that the Plan is qualified and the trust fund (Trust) established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code of 1986, as amended (Code). The Plan has been amended since receiving the determination letter. However, the Committee, the Company and the Company's counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related Trust was tax-exempt as of the financial statement dates.

  As a result, the Participant's Pre-tax Contributions, up to a specified maximum amount each calendar year, and the Employer Contributions to the Trust on behalf of a Participant are not currently taxable to a Participant when made, and income from any source accruing to a Participant's account is not taxable when realized by the Trust. The After-tax Contributions made by a Participant will not be deductible by the Participant. The continued status of the Trust as a tax-exempt trust and the Plan as a qualified plan are contingent upon the continuing operation of the Trust and the Plan in accordance with applicable provisions of the Code.

4.   RELATED PARTY TRANSACTIONS

  During 1993, the Trustee and the ESOP Trustee purchased shares of the Company's common stock directly from the Company for Fund A and the Allocated ESOP at prices equal to the closing price on the New York Stock Exchange on the dates the Trustee and the ESOP Trustee delivered to the Company written acceptance of the Company's offers to sell. The Company withdrew such offers effective January 1, 1994. The ESOP Trustee used cash from earnings and Employer Contributions held in the Allocated ESOP to purchase shares of the Company's common stock in the open market for the Allocated ESOP; see Note 2. The number of shares of the Company's common stock purchased and the related cost are shown below:

                                     Fund A             Allocated ESOP
                             -----------------------  ------------------
                             Shares        Cost       Shares     Cost
                             -------  --------------  ------  ----------

  Direct Sales By Company
   to Trust                  484,200     $22,673,275  22,600  $1,055,550

  Open Market Purchases          -0-             -0-  16,759     764,884

  During 1993, the ESOP Trustee sold in the open market 2,134 shares of the Company's common stock valued at $98,588 (cost $79,757).

  During 1992, the Trustee and the ESOP Trustee purchased in the open market shares of the Company's common stock for Fund A and the Allocated ESOP; the Trustee also purchased shares of the Company's common stock for Fund A from the Allocated ESOP. The number of shares of the Company's common stock purchased and the related cost are shown below:

                                     Fund A             Allocated ESOP
                             -----------------------  -------------------
                             Shares        Cost       Shares      Cost
                             -------  --------------  -------  ----------

 Open Market Purchases       432,351     $19,292,039  14,394   $ 609,270

 Purchases from Allocated
   ESOP                        5,763         245,220  (5,763)   (245,220)

  During 1992, the Trustee sold in the open market 582,271 shares of the
Company's common stock valued at $25,003,881 (cost $16,359,478).   During 1993
and 1992, the Trustee and the ESOP Trustee distributed 35,667 shares of the Company's common stock (valued at $1,642,820) and 585,878 shares of the Company's common stock (valued at $24,990,931), respectively.

  As of December 31, 1993, an aggregate of 16,064,005 shares of the Company's common stock was held by the Plan, consisting of 6,632,665 shares held by the Trustee and 9,431,340 shares held by the ESOP Trustee. As of December 31, 1992, an aggregate of 15,578,247 shares of the Company's common stock was held by the Plan, consisting of 6,182,287 shares held by the Trustee and 9,395,960 shares held by the ESOP Trustee. These shares represented 5.08% and 7.22%, respectively, of the Company's common stock outstanding at December 31, 1993 and 4.77% and 7.25%, respectively, of the Company's common stock outstanding at December 31, 1992.

  During 1993 and 1992, the Plan and the ESOP purchased and sold units of short-term investment funds managed by the Trustee and the ESOP Trustee as temporary investments, as shown below:

                        1993                       1992
             -------------------------  -------------------------
                 Plan         ESOP          Plan         ESOP
             ------------  -----------  ------------  -----------

Purchases    $167,686,249  $30,324,545  $173,983,300  $28,670,000
Sales         156,371,604   28,315,358   176,735,142   29,998,000

5.  BENEFITS PAYABLE

  As of December 31, 1993 and 1992, net assets available for benefits included benefits of $3,219,798 and $2,253,362, respectively, due to Participants.

6.  EARLY RETIREMENT AND SEVERANCE PLANS

  In January 1992, the Company, and its subsidiaries Houston Lighting & Power Company and Utility Fuels, Inc. offered certain employees a voluntary early retirement program and announced a severance plan for employees affected by reductions in the workforce. Approximately 500 employees elected to take early retirement effective April 1, 1992. The Plan was amended effective March 30, 1992 to provide for full vesting of the employer matching accounts of those Participants who elected to retire under the voluntary early retirement program. In March and April 1992, approximately 1,000 additional employees were notified of their involuntary termination. Such employees continued their participation in the Plan for a period of sixty (60) days following notification.

7.  AMENDMENT AND RESTATEMENT OF PLAN

  Pursuant to an amendment and restatement of the Plan, effective January 1, 1994, the KBLCOM Incorporated Savings Plan (KBLCOM Plan) was merged with and consolidated into the Plan, the merged plan being the Houston Industries Incorporated Savings Plan. The assets of the KBLCOM Plan became assets of the Plan.

  Changes affecting Participants include:

     (1) vesting service years will be determined based on years of covered employment,

     (2) a Participant with less than five years of service who withdraws Basic After-tax Contributions is suspended from Plan participation for six months,

     (3) loans may be repaid over a period of up to five years, and

     (4) the Plan will accept "direct rollovers" from other qualified plans.

     The Plan has been amended by the First Amendment effective April 6, 1994 which provided for the following:

     (1) Participants may allocate future Participant contributions to any or all of the Funds in 10% increments and may change such allocations monthly,

     (2) Participants may transfer amounts attributable to past Participant contributions among the Funds monthly, and

     (3) the Board of Directors of the Company delegated to the Committee the authority to amend the Plan to change the number and composition of the Funds.

8.   SUBSEQUENT EVENTS

     Subsequent to December 31, 1993 the market value of the Company's common stock has declined. As of June 15, 1994, unrealized depreciation in Fund A, Allocated ESOP, and Unallocated ESOP was $90,370,061, $15,174,040, and $113,327,968, respectively.

Item 27a - Schedule of Assets Held for Investment Purposes;
EIN:  74-1885573; PN:  015

                  HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN
                  ============================================

                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                               DECEMBER 31, 1993

FUND A                                                                   CURRENT
- - ------
                                                             COST         VALUE
                                                         ------------  ------------
Common Stock
- - ------------

*Houston Industries (6,632,665 shares)                   $200,715,851  $315,880,671
                                                         ------------  ------------

Cash Equivalents
- - ----------------

*Texas Commerce Bank Short Term Investor Money Market
 Group Fund($2,704,513 par value)                           2,704,513     2,704,513
                                                         ------------  ------------

 TOTAL FUND A INVESTMENTS                                 203,420,364   318,585,184
                                                         ------------  ------------

ALLOCATED ESOP
- - --------------

Common Stock
- - ------------

*Houston Industries (1,113,691 shares)                     41,961,565    53,039,534
                                                         ------------  ------------

Cash Equivalents
- - ----------------

*State Street Short Term Investment Fund
 ($655,068 par value)                                         655,068       655,068
*Texas Commerce Bank Short Term Investor Money Market
 Group Fund ($1,065 par value)                                  1,065         1,065
                                                         ------------  ------------

 Total Cash Equivalents                                       656,133       656,133
                                                         ------------  ------------

 TOTAL ALLOCATED ESOP INVESTMENTS                          42,617,698    53,695,667
                                                         ------------  ------------

FUND B
- - ------

Mutual Funds
- - ------------

Acorn Fund (560,447 shares)                                 4,824,077     7,818,229
Fidelity Equity-Income Fund (266,489 shares)                7,281,497     9,017,981
Harbor International Fund (233,609 shares)                  5,249,201     5,681,363
New York Venture Fund (1,059,773 shares)                   13,400,000    12,685,478
Templeton Foreign Equity Series (452,511 shares)            5,058,222     6,027,448
Twentieth Century Growth Investors Fund
 (186,236 shares)                                           3,567,847     4,171,682
Vanguard Windsor Fund (698,898 shares)                      8,893,460     9,721,678
                                                         ------------  ------------

 Total Mutual Funds                                        48,274,304    55,123,859
                                                         ------------  ------------

Common/Collective Trusts
- - ------------------------

Accel Fund (476,271 units)                                  5,001,333     6,853,698
Beutel Trust (789,201 units)                                8,339,069    11,788,776
Dietche & Field Investment Trust A (741,444 units)          7,971,457    14,266,128

Item 27a - Schedule of Assets Held for Investment Purposes;
EIN:  74-1885573; PN:  015

                                                                             CURRENT
                                                                  COST        VALUE
                                                               ----------  -----------
Oechsle International Group Trust Fund-Core-Plus
 Account (173,534 units)                                        4,158,824    5,123,360
Sarofim Equity Fund (9,015 units)                               9,513,043   14,314,592
                                                               ----------  -----------

 Total Common/Collective Trusts                                34,983,726   52,346,554
                                                               ----------  -----------

Cash Equivalents
- - ----------------

Northern Trust Collective Short Term Investment Fund
 ($200,000 par value)                                             200,000      200,000
*Texas Commerce Bank Short Term Investor Money Market
 Group Fund ($1,785,455 par value)                              1,785,455    1,785,455
                                                               ----------  -----------

 Total Cash Equivalents                                         1,985,455    1,985,455
                                                               ----------  -----------

 TOTAL FUND B INVESTMENTS                                      85,243,485  109,455,868
                                                               ----------  -----------

FUND C
- - ------

U.S. Government Obligations
- - ---------------------------

U.S. Treasury 6.875% note due 3/31/97
 ($725,000 par value)                                             779,668      772,574
U.S. Treasury 8.25% note due 7/15/98
 ($425,000 par value)                                             484,414      478,388
U.S. Treasury 7.00% note due 4/15/99
 ($920,000 par value)                                             999,062      992,303
U.S. Treasury 7.875% bond due 2/15/21
 ($70,000 par value)                                               79,953       81,474
U.S. Treasury 8.125% bond due 8/15/21
 ($765,000 par value)                                             865,018      916,088
                                                               ----------  -----------

 Total U.S. Government Obligations                              3,208,115    3,240,827
                                                               ----------  -----------

U.S. Government Agencies
- - ------------------------

Federal Home Loan Mortgage Corp 9.70% multiclass
 mortgage participation certificate guaranteed
 series 17 class 17-H due 6/15/18
 ($300,000 par value)                                             321,469      318,279
Federal Home Loan Mortgage Corp 6.50% multiclass
 series 1580-A class A due 9/15/98
 ($505,000 par value)                                             487,790      479,160
Federal National Mortgage Assn 6.50% pool #232698
 due 9/1/08 ($495,000 par value)                                  474,162      476,664
Federal National Mortgage Assn 6.50% pass through
 certificate pool #247313 due 11/1/08
 ($757,500 par value)                                             769,372      762,063
Federal National Mortgage Assn 8.50% guaranteed
 remic pass through certificate remic trust 1990-112
 class 112-E due 7/25/19 ($500,000 par value)                     524,844      521,483
Federal National Mortgage Assn 10.00% guaranteed
 mortgage pass through certificate pool #129851
 due 6/1/20 ($360,000 par value)                                  170,341      170,197
Government National Mortgage Assn 7.50% pool #326440
 due 6/15/23 ($320,687 par value)                                 315,357      314,268
Government National Mortgage Assn 7.00% pool #330301
 due 9/15/23 ($396,001 par value)                                 398,944      401,228

Item 27a - Schedule of Assets Held for Investment
 Purposes;
EIN:  74-1885573; PN:  015

                                                                            CURRENT
                                                                 COST        VALUE
                                                              ----------   ----------

Government National Mortgage Assn 7.50% pool #364629
 due 9/15/23 ($350,830 par value)                                361,122      363,037
Government National Mortgage Assn 6.50% pool #363130
 due 12/15/23 ($396,001 par value)                                390,865      392,892
Resolution Trust mortgage pass through securities
 income commercial certificate series 1992-C7
 class A-2 due 6/25/23 ($500,000 par value)                      440,908      446,375
Resolution Trust mortgage pass through securities
 income commercial certificate series 1992-C8
 class A-2 variable rate due 12/25/23
 ($500,000 par value)                                            475,810      477,598
Resolution Trust mortgage pass through securities
 income commercial certificate series 1993-C2
 class A-2 floating rate due 3/25/25 ($500,000
 par value)                                                      471,942      471,379
                                                              ----------   ----------


Total U.S. Government Agencies                                 5,602,926    5,594,623
                                                              ----------   ----------


Corporate Bonds and Notes
- - -------------------------

Bellsouth Capital Funding 8.90% medium term note
 due 3/1/98 ($100,000 par value)                                 114,573      113,340
British Telecom Finance 9.375% guaranteed note
 due 2/15/99 ($500,000 par value)                                542,790      579,510
Export Import Bank of Japan 8.00% insc #284734 euro
 #17056 due 6/4/00 ($93,750 par value)                            88,505       97,031
Exxon Capital 6.50% note due 8/15/97
 ($500,000 par value)                                            527,370      518,020
Ford Motor Credit 8.00% note due 10/1/96
 ($500,000 par value)                                            539,950      536,585
General Electric Capital 8.70% note due 2/15/03
 ($500,000 par value)                                            583,265      582,285
Premier Auto Trust 1993-4 4.65% asset backed note
 class A-2 due 2/2/99 ($350,000 par value)                       350,378      348,900
Republic New York 9.75% subordinated note due 12/1/00
 ($500,000 par value)                                            609,435      603,530
Salomon Brothers Mortgage Securities IV 9.50% income
 conduit pass through certificate series 1979-86
 due 8/1/16 ($1,100,000 par value)                                61,907       63,566
Sears Mortgage Security 9.50% guaranteed mortgage
 pass through certificate series 86-E due 8/25/16
 ($880,000 par value)                                             80,292       81,850
Shawmut National 9.15% remic tr 1990-A home equity
 loan pass through certificate class A due 11/15/05
 ($715,000 par value)                                             99,532       98,810
Spain (Kingdom) 9.125% due 8/1/00 ($500,000 par value)           583,730      587,135
Texaco Capital 7.75% note due 2/15/33
 ($400,000 par value)                                            431,396      411,000
US West Communications 4.75% debenture due 9/30/33
 ($400,000 par value)                                            390,716      383,080
                                                              ----------   ----------


Total Corporate Bonds and Notes                                5,003,839    5,004,642
                                                              ----------   ----------


Cash Equivalents
- - ----------------

*Texas Commerce Bank Short Term Investment Fund K
 ($609,929 par value)                                            609,929      609,929
                                                              ----------   ----------


 TOTAL FUND C INVESTMENTS                                     14,424,809   14,450,021
                                                              ----------   ----------



 Item 27a - Schedule of Assets Held for Investment
 Purposes;
EIN:  74-1885573; PN:  015

                                                                              CURRENT
                                                                COST           VALUE
                                                            ------------    ------------

FUND D
- - ------

Cash Equivalents
- - ----------------

*Texas Commerce Bank Short Term Investor Money Market
 Group Fund ($13,377,022 par value)                           13,377,022      13,377,022
                                                            ------------    ------------


 TOTAL FUND D INVESTMENTS                                     13,377,022      13,377,022
                                                            ------------    ------------


TOTAL PARTICIPANT INVESTMENTS                                359,083,378     509,563,762
                                                            ------------    ------------

UNALLOCATED ESOP
- - ----------------

Common Stock
- - ------------

*Houston Industries (8,317,649 shares)                       310,529,233     396,128,034
                                                            ------------    ------------


Cash Equivalents
- - ----------------

*State Street Short Term Investment Fund
 ($3,896,119 par value)                                        3,896,119       3,896,119
                                                            ------------    ------------


 TOTAL UNALLOCATED ESOP INVESTMENTS                          314,425,352     400,024,153
                                                            ------------    ------------


TOTAL SAVINGS PLAN INVESTMENTS                              $673,508,730    $909,587,915
                                                            ============    ============


*PARTICIPANT LOANS, 7% to 11-1/2%,
 maturing 1994 through 1998                                 $ 26,593,376    $ 26,593,376
                                                            ============    ============


*Party-in-Interest

Item 27a - Schedule of Assets Held for Investment Purposes; EIN:  74-1885573;
PN:  015


                  HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN
                  ============================================

               SUPPLEMENTAL SCHEDULE OF ASSETS PURCHASED AND SOLD
                      FOR THE YEAR ENDED DECEMBER 31, 1993

- - --------------------------------------------------------------------------------------------------------------
                      DESCRIPTION                                          SHARES/                   SALES
                                                                          PAR VALUE      COST       PROCEEDS
- - --------------------------------------------------------------------------------------------------------------
SHORT-TERM SECURITIES
- - ---------------------

Daiwa Securities repurchase agreements:
 3.3% collateralized by FNMA pass-through pool #124615 7% due 12/1/07      4,000,000  $ 4,000,000  $ 4,000,000
 3.125% collateralized by FNMA guaranteed remic trust 1989-24
  class 24-X due 4/25/16                                                   4,000,000    4,000,000    4,000,000
Kidder Peabody open repurchase agreement collateralized by Sears
 Credit Account Trust 1991-B 8.6% due 5/15/96                              9,286,794    9,286,794    9,286,794
Prudential Securities open repurchase agreement collateralized by
 GE Capital Mortgage Services income multiclass pass-through 91-7
 class 7TG due 12/25/22                                                   22,810,700   22,810,700   22,810,700
Yamaichi International open repurchase agreements:
 collateralized by Nippon Oil (Del) Ltd (The Mitsui Kobe Bank)
  discount note due 1/29/93                                                4,633,413    4,633,413    4,633,413
 collateralized by Okura Fuji (letter of credit) restricted
  commercial paper due 3/22/93                                             4,642,234    4,642,234    4,642,234
 collateralized by Shimizu DKB (letter of credit) restricted
  due 4/12/93                                                              4,637,326    4,637,326    4,637,326
 collateralized by West Deutsche Landesbank Yankee
  certificate of deposit due 4/7/93                                        4,636,502    4,636,502    4,636,502
 collaterized by Canon Leasing discount note due 1/1/93                    4,633,889    4,633,889    4,633,889
 collaterized by Kajima USA discount note due 4/20/93                      4,643,085    4,643,085    4,643,085

U. S. GOVERNMENT OBLIGATIONS
- - ----------------------------

U. S. Treasury 4.625% note due 11/30/94                                    2,040,000    2,062,222    2,064,927
U. S. Treasury 4.125% note due 6/30/95                                       515,000      517,454      516,548
U. S. Treasury 4.25% note due 7/31/95                                        200,000      200,056      200,906
U. S. Treasury 5.125% note due 11/15/95                                      715,000      726,031      729,183
U. S. Treasury 4.625% note due 2/15/95                                       725,000      733,061      732,039
U. S. Treasury 8% note due 10/15/96                                          500,000      549,844      549,531
U. S. Treasury 6.875% note due 4/30/97                                       500,000      530,312      534,922
U. S. Treasury 6.375% note due 1/15/00                                       375,000      397,090      404,941
U. S. Treasury 8.5% note stripped principal payment due 2/15/00              800,000      517,880      529,168
U. S. Treasury securities stripped interest payment tint series 15
 due 2/15/02                                                                 620,000      356,599      355,613
U. S. Treasury 7.50% note due 5/15/02                                        600,000      677,812      667,656
U. S. Treasury 8.125% bond due 8/15/19                                     1,000,000    1,235,375    1,223,191


Item 27a - Schedule of Assets Held for Investment Purposes; EIN:  74-1885573;
PN:  015

- - --------------------------------------------------------------------------------------------------------
                     DESCRIPTION                                         SHARES/                SALES
                                                                        PAR VALUE      COST    PROCEEDS
- - --------------------------------------------------------------------------------------------------------

U. S. GOVERNMENT AGENCIES
- - -------------------------

Federal Home Loan Mortgage Assn 7.00% multiclass mortgage
 participation certificate gold remic series 1460
 class 1460-U due 1/15/05                                                  683,000    106,364     72,303
Federal National Mortgage Assn 6.50% TBA due 5/1/07                        750,000    743,789    755,625
Federal National Mortgage Assn 6.50% TBA due 8/15/07                     1,000,000    998,594  1,007,266
Federal National Mortgage Assn 7.00% guaranteed mortgage
 pass through certificate #200744 due 1/1/08                             1,188,000  1,179,090  1,192,968
Federal National Mortgage Assn 6.50% TBA due 7/1/08                        750,000    746,250    757,500
Federal National Mortgage Assn 6.50% due 8/1/08                            750,000    754,922    767,461
Federal National Mortgage Assn guaranteed remic pass through
 certificate remic trust 1992-38 class 38-L due 11/25/16                   500,000    467,031    489,062
Federal National Mortgage Assn 8.00% participation certificate
 #070986 due 11/1/21                                                       729,748    516,502    516,812
Federal National Mortgage Assn 6.50% participation certificate
 #216147 due 9/1/23                                                        396,000    387,368    393,958
Government National Mortgage Assn 7.00% TBA due 5/15/13                    640,000    639,700    639,200
Government National Mortgage Assn 8.00% pool #223017 due 10/15/17          605,000    499,505    507,433
Government National Mortgage Assn 9.50% pool #291760 due 11/15/20          510,000    503,687    506,299
Government National Mortgage Assn 7.00% TBA due 5/15/22                    530,000    527,019    532,981
Government National Mortgage Assn 8.00% pool #338201 due 2/15/23           495,000    509,850    518,512
Government National Mortgage Assn 7.50% TBA due 3/15/23                    640,000    655,100    663,700
Government National Mortgage Assn 7.00% due 6/15/23                        530,000    530,994    533,570
Government National Mortgage Assn 7.00% pool #350868 due 8/15/23           634,000    628,452    650,246
Government National Mortgage Assn 7.00% pool #364592 due 8/15/23            59,400     59,910     61,107
Government National Mortgage Assn 6.50% due 11/15/23                       100,000    100,750    100,828

Corporate Bonds & Notes
- - -----------------------

Abbey National Treasury Services 6.50% isin #XS0043596666 due 5/12/03      400,000    398,400    406,520
Bear Stearns Mortgage Securities 8.00% inc mortgage pass through
 certificate series 1992-1 class A-2 due 5/25/23                           200,000    100,143     99,645
Boeing 7.25% debenture due 6/15/26                                         500,000    498,255    521,675
Italy, Republic 9.5% isin #GB0004694856 due 11/14/95                       500,000    555,085    554,485
Pacific Bell 7.375% debenture due 6/15/25                                  400,000    396,936    418,214
Pacific Bell 7.50% debenture due 2/1/33                                    500,000    476,390    486,820

Item 27d - Schedule of Reportable Transactions; EIN:  74-1885573; PN:  015

                  HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN
                  ============================================

              SUPPLEMENTAL SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1993

- - ---------------------------------------------------------------------------------------------------------------------------
                                                                                        CURRENT VALUE
                                             PURCHASE       SELLING        COST OF      ON TRANSACTION   EXPENSE
               DESCRIPTION                     PRICE         PRICE          ASSET           DATE         INCURRED  NET GAIN
- - ---------------------------------------------------------------------------------------------------------------------------

SINGLE TRANSACTIONS
- - -------------------

None

SERIES OF TRANSACTIONS
- - ----------------------

*Texas Commerce Bank: (Note 4)
  Short Term Investor Money Market Group
  Fund
    (242 Purchases)                         $95,664,564                                 $95,664,564
    (88 Sales)                                             $83,120,634   $83,120,634     83,120,634
  Short Term Investment Fund K
    (190 Purchases)                          29,604,350                                  29,604,350
    (83 Sales)                                              30,779,348    30,779,348     30,779,348
  Money Market Fund I
    (90 Purchases)                           42,417,335                                  42,417,335
    (72 Sales)                                              42,471,622    42,471,622     42,471,622

*State Street Bank & Trust Short Term
  Investment Fund: (Note 4)
    (38 Purchases)                           30,324,545                                  30,324,545
    (34 Sales)                                              28,315,358    28,315,358     28,315,358

Prudential Securities open repurchase
  agreement collaterized by GE Capital
  Mortgage Services income multiclass
  pass through certificate series 91-7
  class 7TG due 12/25/22
    (3 Purchases)                            22,810,700                                  22,810,700
    (3 Sales)                                               22,810,700    22,810,700     22,810,700
- - ----------------------------------------

*Party-in-interest

                                   SIGNATURE
                                   =========

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                 HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN



                 By         /s/ D. D. Sykora
                    ---------------------------------
                     (D. D. Sykora, Chairman of the
                         Benefits Committee of
                     Houston Industries Incorporated,
                           Plan Administrator)

June 28, 1994

                         Index to Exhibits

Exhibit
  No.                      Description
- - -------   -----------------------------------------------

  1       Independent Auditors' Consent

  2 Houston Industries Incorporated Savings Plan, as Amended and Restated Effective as of January 1, 1994 (incorporated by reference to
          Exhibit 4.5 to Post-Effective Amendment No. 1
          to Form S-8 of the Company, File No. 33-38344)

  3       Houston Industries Incorporated Master Savings
          Trust, as Amended and Restated Effective as of January 1, 1994, between the Company and Texas
          Commerce Bank National Association
          (incorporated by reference to Exhibit 10 to the Quarterly Report on Form 10-Q of the Company for the quarter ended March 31, 1994, File No. 1-7629)

  4       First Amendment to Houston Industries
          Incorporated Savings Plan, as Amended and
          Restated Effective January 1, 1994, effective as of April 6, 1994 (incorporated by reference to Exhibit 99(d) to the Quarterly Report on
          Form 10-Q of the Company for the quarter ended
          March 31, 1994, File No. 1-7629)

                                       1